MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

12 January 2006

RECEIVED
2006 JAN 18 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

06010283

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 12th of January 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Enclosures

Your Fax: 0161 232 6524

11 January, 2006

RECEIVED

2006 JAN 18 P 1:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Attn: Company Secretary

Disclosure of Interest in shares Under Sec ion 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	155,533	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	944,646	
HSBC Global Custody Nominee (UK) Ltd A/c 775237	271,449	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	1,101,785	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,095,776	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,514,331	
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,103,788	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,969,189	
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,096,776	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,351,439	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	642,044	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,167,972	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	756,900	
HSBC Global Custody Nominee (UK) Ltd A/c 969995	973,984	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	4,734,228	
HSBC Global Custody Nominee (UK) Ltd A/c 361602	76,138	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	4,540,152	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	657,326	
HSBC Global Custody Nominee (UK) Ltd A/c 766793	485,799	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	227,686	
HSBC Global Custody Nominee (UK) Ltd A/c 924422	458,748	
	33,325,689	7.30%

We currently have a notifiable interest in 33,325,689 Ordinary 30p shares which we understand represents 7.30% of that class of your share capital calculated on an issued share capital of 456,346,795 Ordinary 30p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	155,533
HSBC Global Custody Nominee (UK) Ltd A/c 923363	944,646
HSBC Global Custody Nominee (UK) Ltd A/c 775237	271,449
HSBC Global Custody Nominee (UK) Ltd A/c 942199	1,101,785
HSBC Global Custody Nominee (UK) Ltd A/c 942229	1,095,776
HSBC Global Custody Nominee (UK) Ltd A/c 942217	1,514,331
HSBC Global Custody Nominee (UK) Ltd A/c 942205	1,103,788
HSBC Global Custody Nominee (UK) Ltd A/c 942175	1,969,189
HSBC Global Custody Nominee (UK) Ltd A/c 942187	1,096,776
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,351,439
HSBC Global Custody Nominee (UK) Ltd A/c 770286	642,044
HSBC Global Custody Nominee (UK) Ltd A/c 357206	9,167,972
HSBC Global Custody Nominee (UK) Ltd A/c 866203	756,900
HSBC Global Custody Nominee (UK) Ltd A/c 969995	973,984
HSBC Global Custody Nominee (UK) Ltd A/c 754612	4,734,228
HSBC Global Custody Nominee (UK) Ltd A/c 361602	76,138
HSBC Global Custody Nominee (UK) Ltd A/c 282605	4,540,152
HSBC Global Custody Nominee (UK) Ltd A/c 360509	657,326
HSBC Global Cusotdy Nominee (UK) Ltd A/c 766793	485,799
HSBC Global Custody Nominee (UK) Ltd A/c 824434	227,686
HSBC Global Custody Nominee (UK) Ltd A/c 924422	458,748
Total	33,325,689

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

11 January 2006

12. Total holding following this notification

33,325,689, 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

7.30% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

12 January 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

11 January 2006

RECEIVED
2006 JAN 18 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 11th of January 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED
2006 JAN 18 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Investments

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

601,287

6. Percentage of issued class

0.13%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

10 January 2006

11. Date company informed

11 January 2006

12. Total holding following this notification

30,493,574

13. Total percentage holding of issued class following this notification

6.68% of the 30p ordinary shares

14. Any additional information

Holding of material interest

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

11 January 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

citigroup

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2961
E-mail: transaction.control@citigroup.com

Company Secretary
Mytravel Group
Fax: 0161 232 6524

11 January, 2006

Dear Sir / Madam

Mytravel Group Ord GBP0.30 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 10/01/06, Standard Life Investments acquired 601,287 shares on behalf of Standard Life Group. This increased the total held as a **material** interest to 30,493,574 shares being 7.024% of the issued stock of that class. 6.68%

No. of shares held	Registered Name
30,493,574	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

Transaction Control

Citibank, N.A. London Branch
Registered as a branch in the UK at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB. Registered number BR001018.
Authorised and regulated by the Financial Services Authority.
Citibank, N.A. is incorporated with limited liability in the USA. Head Office: 399 Park Avenue, New York, NY 10043

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